:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-51122
CUSIP NUMBER 74439M107 (ADS)

(Check One)

☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: September 30, 2007

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

pSivida Limited

Full Name of Registrant

Former Name if Applicable

Level 12 BGC Centre, 28 The Esplanade

Address of Principal Executive Office (Street and Number)

Perth WA 6000 Australia

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit is required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

Effective for the quarter ended September 30, 2007, the registrant changed its primary basis of accounting to generally accepted accounting principles in the United States of America from Australian equivalents to International Financial Reporting Standards. The registrant is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, because the registrant requires additional time to complete its financial statements for such period, and, as a result, the registrant’s auditors have not yet had an opportunity to complete their review of such Quarterly Report. The registrant expects to file such Quarterly Report no later than the fifth calendar day following its prescribed due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael J. Soja	(617)	972-6216
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the quarter ended September 30, 2007, net loss decreased substantially as compared to the corresponding period for the prior fiscal year. This decrease is primarily attributable to significant decreases in operating expenses and other expense (primarily loss on extinguishment of debt and interest and finance costs), partially offset by a decrease in revenue due to a decline in revenue from evaluation agreements and a decrease in royalty income.

The registrant has not yet finalized its financial statements for the quarter ended September 30, 2007 and is therefore unable to present its results for such period.

pSivida Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2007	By:	/s/ Michael J. Soja
Name: Michael J. Soja Title: Vice President, Finance and Chief Financial Officer